SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 5)


                        MEM Company, Inc.
                        (Name of Issuer)


             Common Stock, par value $.05 per value
                 (Title of Class of Securities)


                          585-871-10-6
                         (CUSIP NUMBER)


                        Mr. Gay A. Mayer
                        MEM Company, Inc.
                  Northvale, New Jersey  07647
                         (201) 767-0100
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         April 15, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

CUSIP No. 585-871-10-6
                               13D

1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gay A. Mayer
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                 375,855 (See Item 5 attached hereto)
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                  816,393 (See Item 5 attached hereto)
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  375,855 (See Item 5 attached hereto)

                         10   SHARED DISPOSITIVE POWER
                              816,393 (See Item 5 attached hereto)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,192,248

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              46.2%

14   TYPE OF REPORTING PERSON*
                              IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Note: Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this first electronic amendment to a paper format Schedule
          13D restates the entire text of the Schedule 13D.


Item 1.        Security and Issuer.

               The class of equity securities to which this Statement relates is the common stock, par value $.05 per share ("MEM Common Stock"), of MEM Company, Inc. ("MEM", or the Company"), which has its principal executive offices at Union Street Extension, Northvale, New Jersey 07647.

Item 2.        Identity and Background.

               (a)  This statement is being filed by Gay A.
                    Mayer.

               (b)  Mr. Mayer's business address is MEM Company,
                    Inc., Union Street Extension, Northvale, New
                    Jersey 07647.

               (c)  Mr. Mayer is the President, Chief Executive
                    Officer, a Director and Chairman of the Board of the Company.

               (d)  Mr. Mayer has never been convicted in a
                    criminal proceeding (excluding traffic
                    violations or similar misdemeanors).

               (e) In the last five years, Mr. Mayer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Mayer is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

               Mr. Mayer acquired approximately 102,825 of the 353,565 shares of MEM Common Stock held directly by him as gifts, and 250,000 of such shares were purchased on April 22, 1993 from the Elizabeth C. Mayer Grantor Trust dated 10/26/88 at a price of $4.00 per share in a private transaction. The purchase price was paid with a promissory note due April 22, 2005. The balance of the shares of MEM Common Stock held directly by him were purchased by him in open market transactions more than five years ago.

Item 4.        Purposes of Transaction.

               Mr. Mayer acquired the shares of MEM Common Stock individually and as a custodian, a trustee, a beneficiary and a director of a charitable foundation. Mr. Mayer has no plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of
               Schedule 13D.

               In February 1996, the Company announced that the Board of Directors had appointed a Special Committee of the Board to consider strategic alternatives for the Company. In April 1996, the Company announced that it had retained Peter J. Solomon Company Limited, an investment banking firm, to advise it and the Special Committee in connection with the consideration of strategic alternatives.

Item 5.        Interest in Securities of the Issuer.

               (a) As of April 15, 1996, Mr. Mayer may be deemed to be the beneficial owner of an aggregate of 1,192,248 shares of MEM Common Stock, constituting approximately 46.2% of the shares of MEM Common Stock outstanding, as more fully set forth below.

                    (i)  Mr. Mayer is the beneficial owner of
                    353,565 shares of MEM Common Stock held
                    directly by him.

                    (ii)  Mr. Mayer may be deemed to be the
                    beneficial owner of 22,290 shares of MEM
                    Common Stock held by two trusts (of which he is the sole trustee) for the benefit of his son and daughter. The trusts acquired the shares as gifts. Mr. Mayer disclaims beneficial ownership of such shares.

                    (iii)  Mr. Mayer may be deemed to be the
                    beneficial owner of 59,875 shares of MEM
                    Common Stock held by the Family Mayer
                    Foundation, Inc., a charitable foundation, of which he is one of three directors who share the power to vote and dispose of such shares. These shares were acquired as gifts. Mr. Mayer disclaims beneficial ownership of such shares.

                    (iv)  Mr. Mayer may be deemed to be the
                    beneficial owner of 530,190 shares of MEM
                    Common Stock held by the Elizabeth C. Mayer
                    Grantor Trust (the "Trust") (of which he is one of two trustees) for the benefit of his mother and her issue. The Trust acquired such shares as a gift and as a beneficiary of the Stephen H. Mayer Grantor Trust dated 10/26/88. Mr. Mayer may be deemed to have shared power, subject to the direction of the other trustee, to vote and dispose of such shares. Mr. Mayer disclaims beneficial ownership of such shares.

                    (v)  Mr. Mayer may be deemed to be the
                    beneficial owner of 151,550 shares of MEM
                    Common Stock held by two trusts (with respect to each of which Elizabeth C. Mayer and United States Trust Company of New York are trustees) for the benefit of Mr. Mayer and his issue. The trusts acquired such shares as gifts. Mr. Mayer has the right, at the discretion of the trustees, to receive dividends paid on such shares and the proceeds of any sale of such shares.

                    (vi)  Mr. Mayer may be deemed to be the
                    beneficial owner of 33,270 shares of MEM
                    Common Stock owned by his spouse. Mr. Mayer disclaims beneficial ownership of such shares.

                    (vii)  Mr. Mayer may be deemed to be the
                    beneficial owner of 51,500 shares of MEM
                    Common Stock held by the Stephen H. Mayer
                    Life Insurance Trust, of which he is one of three trustees.

               (b) Of the aggregate of 1,192,248 shares of MEM Common Stock which may be deemed to be beneficially owned by Mr. Mayer, Mr. Mayer has the sole power to vote and to dispose of 375,855 shares and the shared power to vote and to dispose of 816,393 shares.

                    (i)  With respect to the shares referred to
                    in Item 5(a)(iii) and Item 5(a)(vii), the persons with whom he shares the power to vote and dispose of such shares are Elizabeth C. Mayer and Laurette M. Beach. Elizabeth C. Mayer and Laurette M. Beach are Directors of the Company and are private investors. The business address of each of the foregoing is c/o MEM Company, Inc., Union Street Extension, Northvale, New Jersey 07647. Neither has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the last five years, neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of them is a citizen of the United States of America.

                    (ii)  With respect to the shares referred to
                    in Item 5(a)(iv), Mr. Mayer may be deemed to share the power to vote and to dispose of such shares with, and subject to the direction of, Elizabeth C. Mayer during her lifetime. See paragraph (i) above.

                    (iii) With respect to the shares referred to in Item 5(a)(vi), Mr. Mayer may be deemed to share the power to vote and to dispose of such shares with his wife Mary Mayer. The business address of Mrs. Mayer is c/o MEM Company, Inc., Union Street Extension, Northvale, New Jersey 07647. Mrs. Mayer has never been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). In the last five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. She is a citizen of the United States.

               (c) On April 15, 1996, the following numbers of shares of MEM Common Stock were acquired or disposed of by Gay A. Mayer in the indicated capacities as gifts:

Transaction
Capacity
Number of Shares
Disposition
As trustee and
residuary
beneficiary under
the Stephen H. Mayer
Grantor Trust
  413,303
Acquisition
As trustee under the
Elizabeth C. Mayer
Grantor Trust
  413,303
               (d)  None, except as described in Item 5(c).

               (e)  Not Applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer.

               Except as described in Item, 5, Mr. Mayer is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to shares of MEM Common Stock, including, but not limited to, any agreements concerning (i) transfer or voting of any shares of MEM Common Stock; (ii) finder's fees; (iii) joint ventures; (iv) loan or option agreements; (v) puts or calls; (vi) guarantee of profits; (vii) division of profits or loss; or (viii) the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               None.

Signature      After reasonable inquiry and to the best of my
               knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Date:  May 17, 1996


               Signature:   /s/ Gay A. Mayer
                            Gay A. Mayer